As filed with the Securities and Exchange Commission on January 4, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LMP Capital and Income Fund Inc.

(Name of Subject Company (issuer))

LMP Capital and Income Fund Inc.

(Name of Filing Person (offeror))

Common Stock $0.001 Par Value Per Share

(Title of Class of Securities)

50208A102

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

LMP CAPITAL AND INCOME FUND INC.

100 FIRST STAMFORD PLACE, 7TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable

Filing Party:	Not applicable
Date Filed:	Not applicable

☐	Check box the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

ITEMS 1-11.

Not Applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

99.1	Press release issued on January 4, 2012.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.